

Mail Stop 3720

September 19, 2007

Charles Payne
President and Principal Executive Officer
Principle Security International Incorporated
Unit B – 2015 Burrard Street
Vancouver, British Columbia
Canada V6J 3H4

Re: **Principle Security International Incorporated**
              Registration Statement on Form SB-2
              Filed August 27, 2007
              File No. 333-145730

Dear Mr. Payne:

        We have limited our review of your Form SB-2 to consideration of your disclosure concerning the shares being registered on this registration statement as well as your business plan and have the following comments. Where indicated, we think you should revise your registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Given the length of time that the selling shareholders have held their shares prior to the filing of your registration statement, the circumstances surrounding the private placements in which the shareholders received their shares and the significant portion of your outstanding common stock being registered on this Form SB-2, the transaction appears to be a primary offering. Please provide us with your legal analysis as to why the transaction

covered by the registration statement should be regarded as a secondary offering that is eligible to be made on a delayed or continuous basis under Rule 415(a)(1)(i) rather than a primary offering where the selling shareholders are actually underwriters selling on behalf of the issuer. For guidance, please refer to Telephone Interpretation D-29, available at http://www.sec.gov/interps/telephone/cftelinterps_rule415.pdf, which discusses the possibility that secondary offerings may be considered primary offerings when taking into account the totality of the circumstances. Alternatively, you should recharacterize the transaction as a primary offering, conduct the offering under one of the other applicable subsections of Rule 415, and identify the selling shareholders as underwriters in the filing rather than stating that they "may" be deemed underwriters, as you currently disclose on page 11.

2.   It appears that your activities and proposed operations are commensurate in scope with those ordinarily associated with a blank check company. As you know, Rule 419(a)(2) defines a blank check company as a company issuing penny stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." Please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or advise us why you do not believe that you are a blank check company.

In this regard, it appears that the company lacks a specific business plan. We note that the company has no operations, no assets except for cash, no contracts, no employees, and it has not applied a meaningful portion of the proceeds from the private placements in furtherance of a business plan. Your disclosure suggests that Charles Payne (your President, Principal Executive and Financial Officer, Secretary, Treasurer, Principal Accounting Officer and sole member of the Board of Directors) has not taken any substantive steps in furtherance of a business plan.

For example, our research indicates that you conducted your first private placement after the Ministry of Public Safety and Solicitor General of British Columbia issued a Security Business License No. B4596 to your subsidiary on January 3, 2007, yet you disclose that the company has not conducted any operations under that license. As another example, we note that the company's webpage is still not operational as of the date of this letter; however, the domain for www.principlesecurity.ca was registered by cykawtick@hotmail.com on December 5, 2006, and your disclosure on page 20 indicates that it will cost only $500 to set up the webpage.

3.   We note that you disclose your office address to be at Unit B – 2015 Burrard Street, Vancouver, British Columbia, Canada V6J 3H4 and that you lease office space at a rate of C$500 per month. With a view towards disclosure, please supply us with a copy of the lease. As noted at http://www.pepitasonburrard.com, 2015 Burrard Street, Vancouver, British Columbia, Canada V6J 3H4 appears to be the address of a Pepitas Restaurant, founded in 1975.

Plan of Distribution, page 11

4.   We note that your "Plan of Distribution" refers to the company's shareholders selling their securities pursuant to Rule 144. In the event you are a blank check company as defined in Rule 419, note that this Division has indicated our position that securities issued by blank check companies may only be resold in a registered offering. Please revise your disclosure as appropriate. See NASD Regulation, Inc. (January 21, 2000).

Business, page 14

5.   The majority of the Business section appears to focus primarily on what the company intends to do into the future. Please center your discussion primarily upon current operations. Also, significantly expand your disclosure to address your current and immediate activities according to the requirements of Item 101(b) of Regulation S-B. You should discuss prospective operations under an appropriate subheading, along with the conditions and timetable for conducting those operations.

Description of Securities, page 28

6.   The statement that "All shares of common stock now outstanding are fully paid for and non-assessable and all shares of common stock, which are the subject of this offering, when issued, will be fully paid for and non-assessable" is a legal conclusion the company is not qualified to make. Please delete this reference.

*****

        As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact John Zitko at (202) 551-3399 or me, at (202) 551-3810, with any questions.

Sincerely,

Michele M. Anderson
Legal Branch Chief

cc: Conrad Lysiak. Esq.
        Fax: (509) 747-1770